EXHIBIT 99.1

April 28, 2023 CANCELLED	324-8th Avenue SW, 8th floor Calgary AB, T2P 2Z2 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: NXT ENERGY SOLUTIONS INC

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :

Record Date for Notice of Meeting :

Record Date for Voting (if applicable) :

Beneficial Ownership Determination Date :

Meeting Date :

Meeting Location (if available) :

Issuer sending proxy related materials directly to NOBO:

Issuer paying for delivery to OBO:

	Annual and Special Meeting April 18, 2023 April 18, 2023 April 18, 2023 June 05, 2023 Calgary, AB Yes Yes	CANCELLED CANCELLED
Notice and Access (NAA) Requirements: NAA for Beneficial Holders Beneficial Holders Stratification Criteria: NAA for Registered Holders Registered Holders Stratification Criteria:	Yes Not Applicable Yes Not Applicable

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON SHARES	62948Q107	CA62948Q1072

Sincerely,

Computershare

Agent for NXT ENERGY SOLUTIONS INC